SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

(Amendment No. 1)

MERGE HEALTHCARE INCORPORATED

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

589499102

(CUSIP Number)

Merrick RIS, LLC 233 North Michigan Avenue Suite 2330 Chicago, IL 60601 (312) 994-9410	with a copy to: Mark A. Harris McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606 (312) 984-2121

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 18, 2008

(Date of Event Which Requires Filing of this Statement)

If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589499102

(1)	Names of Reporting Persons.

Merrick RIS, LLC (26-2506936)

(2)	Check the Appropriate Box if a Member	(a)	/ /
of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 26,749,737

(8) Shared Voting Power

(9) Sole Dispositive Power 26,749,737

(10) Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

26,749,737

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

48.5%

(14)	Type of Reporting Person (See Instructions)

OO

CUSIP No. 922281100

(1)	Names of Reporting Persons.

Michael W. Ferro, Jr.

(2)	Check the Appropriate Box if a Member	(a)	/ /
of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

PF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 26,749,737

(8) Shared Voting Power

(9) Sole Dispositive Power 26,749,737

(10) Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

26,749,737

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

48.5%

(14)	Type of Reporting Person (See Instructions)

IN

                The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D (the original Schedule 13D is referred to herein as the “Schedule 13D”) filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on June 16, 2008. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms as set forth in the Schedule 13D.

Amendment No. 1 is being filed to report that additional shares of Common Stock of the Company were purchased by RIS pursuant to a written plan established pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby supplemented as follows:

As of the opening of trading on the date of this Amendment No. 1, the Reporting Persons, individually and in the aggregate, beneficially own 26,749,737 shares of Common Stock. This Amendment No. 1 is being filed as a result of RIS’ direct acquisition of 731,200 shares of Common Stock on the dates and at the prices set forth below:

Date	Common Stock	Price
6/20/2008	26	1.1000
6/20/2008	300	1.0900
6/20/2008	174	1.0800
6/20/2008	1,896	1.0700
6/20/2008	4,200	1.0600
6/20/2008	22,304	1.0500
6/20/2008	9,600	1.0400
6/20/2008	2,800	1.0100
6/20/2008	25,700	1.0000
6/23/2008	5,000	1.1000
6/23/2008	3,800	1.0900
6/24/2008	15,200	1.1000
6/24/2008	10,100	1.0900
6/24/2008	17,100	1.0800
6/24/2008	2,800	1.0400
6/25/2008	300	1.1000
7/3/2008	8,700	1.1000
7/3/2008	5,600	1.0900
7/3/2008	100	1.0800
7/7/2008	55,200	1.1000
7/8/2008	800	1.1000
7/8/2008	600	1.0900
7/9/2008	2,300	1.1000
7/9/2008	43,900	1.0900
7/9/2008	9,000	1.0800
7/10/2008	5,100	1.0700
7/10/2008	2,800	1.0600
7/10/2008	6,300	1.0500
7/10/2008	2,900	1.0300
7/10/2008	6,025	1.0200
7/10/2008	13,575	1.0100
7/10/2008	4,900	1.0000
7/10/2008	6,700	0.9900
7/10/2008	3,200	0.9800
7/11/2008	2,200	0.9800
7/11/2008	3,300	0.9700
7/11/2008	4,600	0.9600
7/11/2008	100	0.9585
7/11/2008	1,100	0.9492
7/11/2008	500	0.9487
7/11/2008	30,600	0.9400
7/11/2008	3,500	0.9300
7/11/2008	6,600	0.9200
7/11/2008	400	0.9100
7/11/2008	2,300	0.9000
7/14/2008	1,900	0.9300
7/14/2008	200	0.9200
7/14/2008	300	0.9100
7/14/2008	14,300	0.9000
7/14/2008	1,600	0.8900
7/14/2008	9,100	0.8800
7/15/2008	200	0.9900
7/15/2008	19,200	0.9800
7/15/2008	8,100	0.9700
7/15/2008	4,100	0.9500
7/15/2008	13,800	0.9400
7/15/2008	700	0.9100
7/16/2008	6,000	1.0000

7/16/2008	19,900	0.9900
7/16/2008	400	0.9899
7/16/2008	19,800	0.9800
7/17/2008	400	1.0400
7/17/2008	400	1.0300
7/17/2008	300	1.0200
7/17/2008	100	1.0100
7/17/2008	34,901	1.0000
7/17/2008	100	0.9999
7/17/2008	9,899	0.9900
7/18/2008	8,700	1.0300
7/18/2008	23,300	1.0100
7/18/2008	12,800	1.0000
7/18/2008	200	0.9900
7/21/2008	8,500	0.9300
7/21/2008	2,700	0.9200
7/21/2008	12,400	0.9100
7/21/2008	6,600	0.9000
7/21/2008	4,400	0.8900
7/21/2008	3,700	0.8800
7/21/2008	600	0.8600
7/22/2008	4,200	1.0300
7/22/2008	18,900	1.0200
7/22/2008	6,200	1.0100
7/22/2008	5,300	1.0000
7/22/2008	100	0.9900
7/22/2008	100	0.8900
7/23/2008	18,900	1.0900
7/23/2008	12,500	1.0800
7/23/2008	4,400	1.0700
7/23/2008	1,500	1.0300
7/23/2008	100	1.0200
7/23/2008	1,400	1.0100
7/23/2008	100	1.0000
7/24/2008	13,500	1.1000
7/24/2008	600	1.0900
7/24/2008	700	1.0800
7/25/2008	9,900	1.1000
7/25/2008	9,900	1.0900
7/25/2008	100	1.0800
7/25/2008	6,300	1.0700
7/25/2008	12,700	1.0600

RIS purchased these shares with funds from equity contributed from its members.

Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby supplemented as follows:

To date, the Reporting Persons have acquired 731,200 shares of Common Stock of the Company pursuant to such written plan established pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.

Item 5 (a), (b), and (c) of the Schedule 13D are hereby amended and restated as follows:

(a), (b) RIS directly owns 26,749,737 shares of Common Stock, which represents 48.5% of the Company’s total Common Stock outstanding. RIS has sole voting and dispositive power over the shares of Common Stock it owns. Ferro is deemed to have sole voting and dispositive power over the shares of Common Stock owned by RIS, which represents 48.5% of the Company’s total Common Stock outstanding. Ferro does not directly own any shares of Common Stock. This Schedule 13D is being filed to report the beneficial ownership of shares of Common Stock which Ferro is deemed to own through his control of RIS. Ferro disclaims beneficial ownership of the shares of Common Stock beneficially owned by him, except to the extent of his pecuniary interest in such shares. The ownership percentages are calculated based on 55,145,458 shares of Common Stock as reported by the Company to be outstanding as of July 11, 2008 in its Schedule 14A (Proxy Statement) filed with the SEC on July 24, 2008, which is incorporated herein by reference.

(c) Except for the transactions described above and in Item 4 of Schedule 13D, during the last sixty days there were no transactions in shares of the Common Stock of the Company effected by the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2008
Merrick RIS, LLC By: /s/ Michael W. Ferro, Jr. Name: Michael W. Ferro, Jr. Its: Chief Executive Officer
By: /s/ Michael W. Ferro, Jr. Name: Michael W. Ferro, Jr.